Exhibit 99.6

LINUX GOLD CORP.
(the “Company”)

NEWS RELEASE

www.linuxgoldcorp.com
OTCBB: LNXGF

Linux Gold Lists on GISBeX Market

For Immediate Release: August 11, 2003, Vancouver, B.C. – Linux Gold Corp. (LNXGF-OTC BB & GISBeX) announces that it has listed on the Global Internet Stock Brokerage Exchange (GISEBeX) to obtain a second trading market for the Company’s shares. The new listing increases Linux’s exposure to international markets and access to investment capital worldwide. For shareholders, GISBeX provides an 18 hour trading day versus the typical 6½ - 7 hours on most world exchanges. Furthermore, all transactions are reportedly private and confidential executed through International member brokerages. For more information about the Global Internet Stock Brokerage Exchange go to www.gisbex.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has a 100% option on two gold prospects in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross “Fort Knox mill” is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson                                     Contact: John Robertson                  Tel 800-665-4616
President

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409     Toll Free: 800-665-4616     www.linuxgoldcorp.com